Carver Bancorp, Inc.
75 West 125th Street
New York, New York 10027

August 26, 2014

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:         Carver Bancorp, Inc.
Request for Withdrawal of Registration Statement on Form S-1
(File No. 333-198214)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, Carver Bancorp, Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-198214), together with all exhibits thereto (collectively, the “Registration Statement”), filed with the Securities and Exchange Commission on August 18, 2014.

The Company is requesting the withdrawal of the Registration Statement because it was inadvertently filed as form type “S-1” instead of form type “Pos Am.” The Company subsequently filed the Post-Effective Amendment No. 3 to the Form S-1 with the proper EDGAR codes to identify it as a filing on form type “Pos Am” on August 18, 2014.

The Company confirms that no securities have been sold pursuant to the Registration Statement.

Thank you for your assistance in this request. If you have any questions or require any further information, please contact the undersigned at (718) 676-8936 or Megan McKinney, Esq. of Luse Gorman Pomerenk & Schick, P.C. at (202) 274-2025.

Very truly yours,

Carver Bancorp, Inc.

By: /s/ David L. Toner
Name: David L. Toner
Title: First Senior Vice President and Chief Financial Officer